UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 11-K
______________________

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016

Commission File No. 001-36228

Navient 401(k) Savings Plan
(Full title of the plan)

Navient Corporation
(Name of issuer of securities)

123 Justison Street, Wilmington, Delaware 19801
(Address of issuer's principal executive offices)

Navient 401(k) Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2016 and 2015

Navient 401(k) Savings Plan
Table of Contents
December 31, 2016 and 2015

Page

Report of Independent Registered Public Accounting Firm  .........................................................................................1

Financial Statements

Statements of Net Assets Available for Benefits
As of December 31, 2016 and 2015  ......................................................................................................................................2

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016  ..............................................................................................................................................3

Notes to Financial Statements  ...............................................................................................................................................4

Supplemental Schedule*

Schedule of Assets (Held at End of Year)  ...........................................................................................................................10

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under
   ERISA have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Fiduciary Committee
Navient 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Navient 401(k) Savings Plan (the "Plan") as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP

Bethesda, Maryland
June 29, 2017

Navient 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2016 and 2015

	2016	2015
Assets
Investments, at fair value	$ 488,137,307	$ 455,872,168

Receivables:
Notes receivable from participants	12,537,496	11,669,058
Total receivables	12,537,496	11,669,058

Net assets available for benefits	$ 500,674,803	$ 467,541,226

See Notes to Financial Statements.

Navient 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016

Additions to net assets attributed to:
Investment gain:
Net appreciation in fair value of investments	$ 22,501,075
Dividends and interest	14,155,433
36,656,508

Interest on notes receivable from participants	389,379

Contributions
Employer	17,143,638
Participant	18,552,939
Rollover	2,007,794
37,704,371

Total net additions	74,750,258

Deductions from net assets attributed to:
Benefits paid to participants	41,461,882
Administrative expenses	154,799
Total deductions	41,616,681

Net increase	33,133,577

Net assets available for benefits
Beginning of year	467,541,226
End of year	$ 500,674,803

See Notes to Financial Statements.

Navient 401(k) Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

1.
Plan Description

General
The Navient 401(k) Savings Plan (the “Plan”) is a defined contribution plan established for the benefit of certain eligible employees of Navient Corporation (the “Company”) and its participating subsidiaries (the “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

The Plan covers substantially all employees of the Company and its participating subsidiaries. Eligible employees may participate in the Plan after one month of service.

Fidelity Management Trust Company (“Fidelity”) is the Plan Trustee. An affiliate of Fidelity, Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”), serves as recordkeeper.

Contributions and vesting
Participants are eligible to contribute from 1 to 75 percent of their eligible compensation to the Plan, in increments of whole percentages, up to the Internal Revenue Service (“IRS”) annual maximum limits. The Plan allows participants who will attain age 50 in the current Plan year to make catch-up contributions into the Plan up to the IRS maximum. Participants may also contribute amounts into the Plan from other qualified employer plans in which they had previously participated. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company makes a safe harbor matching contribution on behalf of each Participant after the Participant has accrued six months of service.  This matching contribution is 100 percent of employee contributions (i.e., a dollar-for-dollar match) up to the first three percent of a Participant’s compensation and 50 percent on the next two percent of a Participant’s compensation. These matching contributions and related earnings vest immediately. The Company also makes a contribution in an amount equal to one percent of eligible compensation to each eligible employee after one month of service, which vests after one year of service. Employees subject to the Service Contract Act may be eligible to receive fully-vested employer contributions based on the service contract fringe benefit differential rate compared with the company cost of benefits they have elected. Participants also direct the investments of Company contributions.

Effective January 1, 2017, a qualified automatic enrollment arrangement was added to the Plan. Eligible employees are automatically enrolled to contribute three percent of their eligible compensation each pay period. This contribution amount automatically increases each year by one percent of eligible compensation, up to a maximum employee contribution equal to 10% of eligible compensation. Participants have the ability to opt out of automatic enrollments and automatic increases. Effective January 1, 2017, the one percent Company contribution was eliminated and matching contributions were enhanced to 100% up to five percent of a Participant’s compensation.

Participants forfeit their right to Company contributions that are unvested at the time of their termination of service. During 2016, Company contributions were reduced by $79,644 from previously forfeited non-vested accounts. Unused forfeitures at December 31, 2016 and 2015 totaled $941 and $1,796, respectively, which will be used to offset future Company contributions.

The Plan also allows the Company to make a discretionary profit sharing contribution, whereby the Company determines the amount of net profits, if any, to contribute to the Plan. The Company did not make any profit sharing contributions for year ended December 31, 2016.

Notes receivable from Participants
Participants may generally borrow up to 50 percent of their vested benefit to a maximum of $50,000. Participants may have no more than two loans outstanding at any time. The term of a loan will be three or five years, at the election of the Participant, except for a loan to purchase the Participant's principal residence, which can be repaid over 20 years. Loans are secured by the Participant's account balance, bear interest at the prime rate established monthly by the Federal Reserve, and are repaid biweekly through automatic payroll deductions. In addition, Participants may repay all or a portion (in $500 increments) of such loans at any time. Loans allowable under the Plan, collateralized by Participant account balances, are due in varying installments through 2036, with interest rates ranging from 3.25% to 9%.

Investment elections
The Plan offers a variety of investment options, including various registered investment companies and a unitized employer stock fund. In addition, Participants have the option to direct investments through a self-directed brokerage account. Under the self-directed brokerage account, Participants may direct investments in any security other than Company stock or other investments offered by Fidelity, regardless of whether they are included as investment options offered by the Plan. The one percent Company contribution, eliminated effective January 1, 2017, is made to a qualified default investment if a Participant does not make an investment election. The qualified default investment is the Fidelity Freedom Fund, based on the Participant’s date of birth and year in which the Participant attains age 65.

Participant accounts
Each Participant’s account is credited with the Participant’s and the Company’s contributions and their portion of the Plan’s earnings (losses). Plan earnings (losses) are allocated based on the Participant’s designated investments of their account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Payment of benefits
Participants may withdraw funds from their account upon retirement, disability, separation from employment, attainment of age 59-1/2, and certain other times as specified in the Plan document. Distributions shall be made in a lump sum in cash, in the Company’s common stock, or a combination thereof, reduced by the outstanding balance of any loans not repaid by the Participant.

Administrative expenses
Participants pay fees relating to Participant’s loans and withdrawals. Additionally, Participants may pay for commissions associated with common stock purchases and sales and short term transaction fees in certain funds when Participants trade in and out of the funds within the time restriction specified for such funds. Participant costs, including investment management fees charged by the respective funds, are charged directly to the Participant's account and are reflected in the statement of changes in net assets available for benefits. The Company bears the remaining cost of Plan administration.

Plan administration
The Navient Corporation Employee Benefits Fiduciary Committee administers the Plan and is responsible for development of Plan investment policies and guidelines. Officers of the Company or its subsidiaries presently serve as Committee members. The Plan did not pay the Company, its subsidiaries or the Committee members for their services.

2.
Summary of Significant Accounting Policies

Basis of accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Fair Value Measurements
Financial Accounting Standards Board’s ("FASB") Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 specifies a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Classification is based on the lowest level of input that is significant to the fair value of the instrument. The three levels are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of financial instruments included in level 1 are highly liquid instruments with quoted prices.

Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Pricing inputs significant to the valuation are unobservable. Inputs are developed based on the best information available; however, significant judgment is required by management in developing the inputs.

The related disclosures are in note 3.

Investment valuation and income recognition
Investments held by the Plan at December 31, 2016 consist of various registered investment companies, a unitized employer stock fund, and a self-directed brokerage option. Common stock, securities and brokerage account investments traded on national securities exchanges are carried at market value based on the closing price on the last business day of the year. The fair value of registered investment companies is determined based on quoted market prices, which represents the net asset value for shares held at year-end. The unit value of the Navient Stock Fund is based on the closing price of the Company’s stock and the value of the money market component on the last business day of the Plan year. The Company’s stock is listed and traded on the NASDAQ Global Select Market. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices.

Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a Participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Contributions
Contributions made by employees electing to participate in the Plan under salary reduction agreements and Company contributions are recorded when payable into the Plan.

Use of estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties
The Plan provides for various investment options. Such investments are subject to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term, including a decrease in value, and that such changes could materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits.

Benefit payments
Benefits are recorded when paid.

Adoption of accounting standard
In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965). The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted.  Management has elected to adopt the relevant parts of the ASU for the year ended December 31, 2015.  The ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type.  The ASU also simplifies the level of disaggregation of investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risk.  Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. The Plan early adopted ASU 2015-12 for the year ended December 31, 2015.

Navient 401(k) Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

3.
Fair Value Measurements

The fair value of Plan investments at December 31, 2016 and 2015 are shown in the tables below.

			Based on
	Fair Value at December 31, 2016	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)

Mutual Funds	$ 462,717,621	$ 462,717,621	$ -	$ -
Navient Stock Fund	12,631,170	-	12,631,170	-
Self-directed brokerage account	12,788,516	12,788,516	-	-

Total Investments	$ 488,137,307	$ 475,506,137	$ 12,631,170	$ -

			Based on
	Fair Value at December 31, 2015	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)

Mutual Funds	$ 434,441,186	$ 434,441,186	$ -	$
Navient Stock Fund	9,758,258	-	9,758,258	-
Self-directed brokerage account	11,672,724	11,672,724	-	-

Total Investments	$ 455,872,168	$ 446,113,910	$ 9,758,258	$ -

Navient 401(k) Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

4.
Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Internal Revenue Code. In the event of Plan termination, Participants would become 100 percent vested in their Company contributions.

5.
Related-Party Transactions and Party-In-Interest Transactions

Certain Plan investments are shares of registered investment companies, the self-directed brokerage account or amounts of the Navient Stock Fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative services were $161,049 for the year ended December 31, 2016. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The Plan also receives funding from Fidelity Management Trust Company. During 2016, the Plan received $173,750 which is recorded net of administrative expenses.

Additionally, the Plan has investments in the Navient Stock Fund comprised principally of Navient Corporation common stock. At December 31, 2016 and 2015, the Plan held 997,480 and 1,104,015 units, respectively, valued at $12,631,170 and $9,758,258, respectively. During 2016, 255,998 units in the amount of $2,517,902 were purchased and 362,534 units in the amount of $3,746,475 were sold related to the Navient Stock Fund. Such transactions qualify as party-in-interest transactions, as Navient Corporation is the Plan’s sponsor. During 2016, the Plan recorded dividend income in the amount of $513,770 from Participants’ investments in the Navient Stock Fund.

6.
Income Tax Status

The IRS has determined and informed the Company by a letter dated August 10, 2016, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan and related trust are operating in accordance with the IRC and are qualified under Section 401(a) of the IRC. Accordingly, no provision for income taxes has been made.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions for years since inception; however, there are currently no audits for any tax periods in progress.

Navient 401(k) Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 46-4054283 Plan: 001

Year Ended December 31, 2016

	Identity of issuer, borrower of similar entity	Description of Investment	Current value
*	Fidelity 500 Index Inst	Registered Investment Company	$ 63,197,288
*	Fidelity Contrafund K	Registered Investment Company	46,383,521
*	Fidelity Retirement Govt MM	Registered Investment Company	31,473,416
*	Fidelity Freedom K 2030	Registered Investment Company	27,701,651
*	Fidelity OTC K	Registered Investment Company	27,449,128
	Victory Estb Value 1	Registered Investment Company	25,605,141
*	Fidelity Balanced K	Registered Investment Company	25,563,745
*	Fidelity Freedom K 2040	Registered Investment Company	21,518,456
	Metwest Tot Rtn BD P	Registered Investment Company	21,036,428
*	Fidelity Freedom K 2020	Registered Investment Company	20,674,986
	Loomis SM CP Grth IS	Registered Investment Company	19,248,438
*	Fidelity US Bond Index Is	Registered Investment Company	18,860,100
	ABF Intl Equity Inst	Registered Investment Company	16,472,205
	Invs Comstock R5	Registered Investment Company	15,614,998
	Janus Enterprise N	Registered Investment Company	15,034,333
	Brokeragelink	Self-directed brokerage account	12,788,516
	Navient Stock Fund	Common Stock Fund	12,631,170
	GS Small Cap Value Inst	Registered Investment Company	9,905,077
*	Fidelity Freedom K 2025	Registered Investment Company	9,284,791
*	Fidelity Freedom K 2055	Registered Investment Company	8,811,938
*	Fidelity Freedom K 2035	Registered Investment Company	7,892,425
*	Fidelity Freedom K 2050	Registered Investment Company	6,420,269
*	Fidelity Freedom K 2045	Registered Investment Company	5,828,434
*	Fidelity Intl Index PR	Registered Investment Company	5,588,514
*	Fidelity Freedom K 2010	Registered Investment Company	4,114,344
*	Fidelity Mid Cap Index PR	Registered Investment Company	2,710,445
*	Fidelity Sm Cap Index PR	Registered Investment Company	1,960,387
*	Fidelity Freedom K Income	Registered Investment Company	1,905,488
*	Fidelity Freedom K 2060	Registered Investment Company	1,581,206
*	Fidelity Freedom K 2015	Registered Investment Company	790,456
*	Fidelity Freedom K 2005	Registered Investment Company	90,014

	Participant Loans:
*	Plan Participants	Loans allowable under the plan instrument, collateralized by Participant account balances, are due in varying installments through 2036, with interest rates ranging from 3.25% to 9%	12,537,496

	Total		$ 500,674,803

	* Denotes a party-in-interest
	Note: Cost information is not required for participant-directed investments and therefore is not included.

See Report of Independent Registered Public Accounting Firm.
SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVIENT 401(K) SAVINGS PLAN
Date: June 29, 2017	/s/ TED A. MORRIS
Ted A. Morris
Senior Vice President and Controller
On behalf of the Navient Corporation Employee Benefits Fiduciary Committee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm – CohnReznick LLP